

Mail Stop 4631

November 23, 2009

<u>via U.S. mail and facsimile</u>

Mr. Thomas J. Cunningham, President
Cheyenne Resources Corp.
7305 Calle Sagranda
Bakersfield, CA 93309

       RE: Cheyenne Resources Corp.
               Form 8-K/A Item 4.01
               Filed November 20, 2009
               File No. 333-140204

Dear Mr. Cunningham:

       We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

1. We note the accountants' letter has not been updated, and refers to the initial Item 4.01 Form 8-K "dated October 20, 2009", which was actually dated October 28, 2009.   We also note the letter is filed as Exhibit 99.1. Please amend your filing to include an updated letter from the former accountants filed as Exhibit 16 stating whether the accountants agree with the statements made in your revised Form 8-K. In this regard, no changes need be made to the disclosure under Item 4.01, but the accountants' letter would be currently dated, and refer to the third amendment to the Form 8-K.

2. Also as previously requested in our letter dated November 2, 2009, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    ·   staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This statement may be provided to us in a response letter filed as correspondence on EDGAR.

* * * *

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant